Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website.

www.charterresourcecenter.com

Independent programmers Support new charter

RFD-TV: “Since Its Initial Agreement With RFD-TV In 2006, Charter Communications Has A Proven Track Record Of Supporting Rural, Independent Programming.” “RFD-TV executives are in Washington D.C. this week meeting with government officials about the positive relationship it has with Charter Communications as a show of support for its pending merger with Time Warner and Bright House cable networks. Since its initial agreement with RFD-TV in 2006, Charter Communications has a proven track record of supporting rural, independent programming. RFD-TV now enjoys full distribution in all Charter systems nationwide, both in standard and high definition.”

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Patrick Gottsch, founder and president of Rural Media Group: “Rural America recognizes that its best opportunity to reconnect city with country again is to have Charter Communications control access to the urban homes currently being served by Time Warner Cable and Bright House systems."

TV One: “Charter’s Decision To Carry TV One On Its Most Widely Subscribed Tier Demonstrates Its Commitment To Offering Diverse And Independent Programming.” “TV One enjoys a solid working relationship with Charter and its leadership team. Charter’s decision to carry TV One on its most widely subscribed tier demonstrates its commitment to offering diverse and independent programming.”

•	“We believe the proposed transaction would be good for independent programmers like TV one as it will make our unique and exciting content available to millions of more Americans.”

Codista: “Charter’s Support Of The Independent Networks That Make Up The Bulk Of The Spanish Language Content Available In The US Has Been Good To Condista, The Networks We Represent, To Charter And Its Shareholders And, Most Importantly The Hispanic Community.” “At Condista we realize that investment does not come easy and recognize that it takes buy in from executives at all levels - from the top through to the customer service agents. All of us at Condista appreciate that Charter and its executives have made the tough decisions to enable Charter’s strong investment in the Hispanic community. Charter’s support of the independent networks that make up the bulk of the Spanish language content available in the US has been good to Condista, the networks we represent, to Charter and its shareholders and, most importantly the Hispanic community.”

www.charterresourcecenter.com

“OWS Distribution Executives Have Worked Closely With Charter Over Many Years And Have Found Charter To Be An Exemplary Professional Organization That Treats Independent Networks Fairly And Responsibly. Specifically, Charter has been an important and supportive partner of OWS in bringing to market programming of specific interest to ethnic minorities. We are confident that Charter will continue to operate in this manner after the proposed merger.”

•	“Charter has consistently demonstrated its commitment to serving diverse populations by offering ethnic packages for the Hispanic and Asian communities.”

Ambassador Andrew Young, Co-Founder, Bounce TV- The First And Only Over-The-Air Broadcast Television Network For African Americans: “We Support Charter Communications’ Pending Transactions With Time Warner Cable And Bright House Networks.”

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“Charter has long been a strong supporter of minority-owned networks like Bounce TV and we believe that these transactions are in the public interest and will be beneficial to Bounce TV viewers, African Americans and all ethnicities.”

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“We are thrilled that New Charter will make the offerings of Time Warner Cable and Bright House more diverse and richer for the more than 14 million African-American television households in the United States that are grossly underserved on television.”

Bill Abbott, CEO, Crown Media: “Charter’s Commitment To Hallmark Channel And Hallmark Movies & Mysteries Has Helped Make The Services Two Of The Most Popular General Entertainment Networks Available Today.”

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“Charter’s Wide-Spread Distribution Of The Hallmark Channel And Hallmark Movies & Mysteries Reflects A Genuine Commitment To Diversity Through Independent And Family Friendly Programming.” “Charter’s wide-spread distribution of the Hallmark Channel and Hallmark Movies & Mysteries reflects a genuine commitment to diversity through independent and family friendly programming. We look forward to continuing our successful collaboration with Charter in the years to come.”

“Herring Broadcasting, Owner Of One America News Network And AWE,” Who “Vehemently Opposed The Proposed Comcast-TWC Deal,” Says That He Has “Absolutely No Issues” With Charter Buying TWC Or Bright House. “Even the reactions coming in vary. Herring Broadcasting, owner of One America News network and AWE, vehemently opposed the proposed Comcast-TWC deal. This time around, Herring has ‘absolutely no issues’ with Charter buying TWC of Bright House, pres Charles Herring told us.” (“Rutledge’s New Deal: Different Lens for Charter-TWC, Bright House,” Cable Fax Daily, Volume 26, No. 100, 5/27/15)

www.charterresourcecenter.com

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“Over The Last Several Years, Charter Has Demonstrated That It Has A Pattern And Practice Of Extending Fair Carriage Consideration To Independent Programming Services.” “‘Over the last several years, Charter has demonstrated that it has a pattern and practice of extending fair carriage consideration to independent programming services. Numerous independent programming networks have received carriage from Charter Communications, including AWE,’ he said.” (“Rutledge’s New Deal: Different Lens for Charter-TWC, Bright House,” Cable Fax Daily, Volume 26, No. 100, 5/27/15)

Sharon Rechter - Co Founder Of Babyfirst, The Fastest Growing Independent Network In The U.S., Broadcasting The Best 24/7 Age-Appropriate Programming To More Than 52 Million Homes: “BabyFirst supports the merger of Charter Communications and Time Warner Cable because both companies have demonstrated a true commitment to diverse, independent and quality programming for children and their parents, and we look forward to their continued support of our growth.”

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“Earlier this year, Charter expanded our distribution to a level that will allow us to be seen by more of the community we serve, and as part of that agreement, Charter has also pledged to launch our channel in Spanish - providing BabyFirst to a wider Latino audience.”

Stan Hubbard, CEO REELZ, An Independent, Family-Owned And-Operated National TV Network: “Both Charter And Time Warner Cable Have A Proven Appreciation For The Importance And Value Of The Independent Network And Voice, Which REELZ Perfectly Represents, In Today’s Increasingly Consolidated Television Industry.”

•	“We encourage the FCC to embrace this merger and grant its approval because we believe the public will be the beneficiaries of what these forward-thinking companies have to offer.”

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

www.charterresourcecenter.com

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.